                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Grist Mill Co.
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                  398629204
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                                (CUSIP Number)

  Mr. Glen S. Bolander, 21340 Hayes Avenue, Lakeville, Minnesota 55044-0430,
                                (612) 469-4981
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                   May 1994
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

      NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedules.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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


[ CUSIP NO.  398629204 ]

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Glen S. Bolander

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS (See Instructions)

           00 and PF

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
                                                                           [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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                          7       SOLE VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED              628,544
  BY EACH REPORTING
     PERSON WITH      ---------------------------------------------------------
                          8       SHARED VOTING POWER

                                  45,000

                      ---------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  628,544

                      ---------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  45,000

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           673,544

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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)
                                                                           [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           9.82%

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   14      TYPE OF REPORTING PERSON (See Instructions)

           IN

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BACKGROUND OF THIS AMENDMENT



ITEM 1.    SECURITY AND ISSUER.

           Common Stock, $.10 par value
           Grist Mill Co. (the "Issuer")
           21340 Hayes Avenue
           Lakeville, Minnesota  55044-0430


ITEM 2.    IDENTITY AND BACKGROUND.

     This Schedule is being filed by:

     (a)   Glen S. Bolander (the "Reporting Person")

     (b)   Grist Mill Co.
           21340 Hayes Avenue
           Lakeville, Minnesota  55044-0430

     (c) Chief Executive Officer, President and Director of Grist Mill Co., 21340 Hayes Avenue, Lakeville, Minnesota 55044-0430

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   The Reporting Person is a United States citizen.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of the date of this filing, the Reporting Person beneficially owns 673,544 shares of the Issuer's Common Stock, which includes stock options to purchase 245,000 shares of the Issuer's Common Stock granted pursuant to the Issuer's 1986 Non-Qualified Stock Option Plan (the "Stock Option Plan"). The remainder of the shares of the Issuer's Common Stock beneficially owned by the Reporting Person were purchased as follows: (i) 24,645 shares purchased under the Grist Mill Co. Employees Retirement Savings Plan and Trust (the "Retirement Plan") for the benefit of the Reporting Person, (ii) 45,000 shares purchased by the Reporting Person and his spouse with personal funds, and (iii) 358,899 shares purchased by the Reporting Person with personal funds.





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


ITEM 4.    PURPOSE OF TRANSACTION.

     Purpose or purposes of acquisitions. The Reporting Person has acquired the securities of Issuer beneficially owned by him for investment purposes. As Chief Executive Officer and President of the Issuer, the Reporting Person is eligible to receive stock options from the Issuer under the Stock Option Plan. The Reporting Person exercises such stock options from time to time to purchase shares of the Issuer's Common Stock. In addition, shares of the Issuer's Common Stock have been purchased under the Retirement Plan for the benefit of the Reporting Person.

     Tender offer and merger. On March 10, 1998, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and International Home Foods, Inc. ("IHF"), whereby Purchaser commenced a tender offer pursuant to an Offer to Purchase and related Letter of Transmittal, each dated March 17, 1998 (collectively, the "Offer"), to purchase all outstanding shares of the Issuer's Common Stock, including the associated rights to purchase shares of Common Stock issued pursuant to the Rights Agreement dated May 22, 1996, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, as amended (the "Rights," and together with the Common Stock, the "Shares"), at a purchase price of $14.50 per Share.

     Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a Stockholder Agreement, dated March 10, 1998 (the "Stockholder Agreement"), with Purchaser, Parent and Issuer. Pursuant to the Stockholder Agreement, the Reporting Person has: (i) agreed to tender into the Offer an aggregate of 403,899 Shares, (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock beneficially owned by the Reporting Person as a result of the exercise of certain stock options, and
(iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event, prior to any termination of the Merger Agreement. The Reporting Person has tendered an aggregate of 403,899 Shares into the Offer.

     Additional information regarding the transaction, including copies of the Merger Agreement and the Stockholder Agreement, is available in the Offer to Purchase and related Letter of Transmittal filed by IHF, Parent and Purchaser with the Securities and Exchange Commission on March 17, 1998, as supplemented April 2, 1998.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date of this filing, the reporting person beneficially owns 673,544 shares of the Issuer's Common Stock totaling 9.82% of the Issuer's outstanding shares of Common Stock. This includes stock options to purchase 245,000 shares of the Issuer's Common Stock.

      (b) The Reporting Person has the sole power to vote or dispose of 628,544 of the shares. The Reporting Person owns 45,000 of the shares as a tenant in common with his spouse, Diana L. Bolander, and thus shares the power to vote or dispose of such shares. The stock options to purchase 245,000 shares have been granted in the name of the Reporting Person only. The identity and background information regarding Diana L. Bolander is as follows:

           (a)  Diana L. Bolander



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



           (b)  14701 Summitt Oaks Drive
                Burnsville, Minnesota  55337

           (c)  Not applicable.

           (d) Ms. Bolander has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Ms. Bolander has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)  Ms. Bolander is a United States citizen.

      (c) The Reporting Person effected the following transactions since his most recent filing on Schedule 13D:

----------------------------------------------------------------------------------------------------
                           Amount of             Price per
Date of Transaction   Securities Involved      Share or Unit      Where and How Transaction Effected
-------------------   -------------------      -------------      ----------------------------------
----------------------------------------------------------------------------------------------------
May 31, 1989             282 shares of         $7.13 - $12.94     Acquired by the Retirement Plan
                         Common Stock
----------------------------------------------------------------------------------------------------
August 31, 1989          218 shares of        $11.35 - $15.61     Acquired by the Retirement Plan
                         Common Stock
----------------------------------------------------------------------------------------------------
November 30, 1989      40,000 shares of            $1.50          Exercise of stock options
                         Common Stock
----------------------------------------------------------------------------------------------------
November 30, 1989        149 shares of         $8.87 - $11.72     Acquired by the Retirement Plan
                         Common Stock
----------------------------------------------------------------------------------------------------
February 28, 1990        272 shares of         $8.75 - $10.25     Acquired by the Retirement Plan
                         Common Stock
----------------------------------------------------------------------------------------------------
May 31, 1990             684 shares of         $5.13 - $7.13      Acquired by the Retirement Plan
                         Common Stock
----------------------------------------------------------------------------------------------------
June 4, 1990             50,000 stock          $5.25 exercise     Grant of stock options
                           options                 price
----------------------------------------------------------------------------------------------------
August 1990               271 shares           $1.89 - $4.49      Sale by the Retirement Plan
----------------------------------------------------------------------------------------------------
August 17, 1990          50,000 stock          $4.375 exercise    Grant of stock options
                           options                 price
----------------------------------------------------------------------------------------------------
August 17, 1990          50,000 stock          $5.25 exercise     Stock options terminated
                           options                 price
----------------------------------------------------------------------------------------------------



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
----------------------------------------------------------------------------------------------------
                           Amount of             Price per
Date of Transaction   Securities Involved      Share or Unit      Where and How Transaction Effected
-------------------   -------------------      -------------      ----------------------------------
----------------------------------------------------------------------------------------------------
August 31, 1990          550 shares of         $4.63 - $6.76      Acquired by the Retirement Plan
                         Common Stock
----------------------------------------------------------------------------------------------------
November 1990            116 shares of         $2.95 - $4.67      Repurchase of shares by the
                         Common Stock                             Retirement Plan
----------------------------------------------------------------------------------------------------
November 30, 1990        124 shares of         $3.75 - $5.75      Repurchase of shares by the
                         Common Stock                             Retirement Plan
----------------------------------------------------------------------------------------------------
February 28, 1991        884 shares of         $3.50 - $4.75      Acquired by the Retirement Plan
                         Common Stock
----------------------------------------------------------------------------------------------------
May 31, 1991             556 shares of         $4.75 - $7.50      Acquired by the Retirement Plan
                         Common Stock
----------------------------------------------------------------------------------------------------
June 25, 1991          10,000 shares of            $7.75          Sale of Common Stock
                         Common Stock
----------------------------------------------------------------------------------------------------
February 11, 1992       5,000 shares of           $11.00          Sale of Common Stock
                         Common Stock
----------------------------------------------------------------------------------------------------
February 12, 1992       5,000 shares of           $11.25          Sale of Common Stock
                         Common Stock
----------------------------------------------------------------------------------------------------
February 14, 1992       5,000 shares of           $11.50          Sale of Common Stock
                         Common Stock
----------------------------------------------------------------------------------------------------
February 24, 1992      25,000 shares of           $11.25          Sale of Common Stock
                         Common Stock
----------------------------------------------------------------------------------------------------
May 31, 1992             491 shares of         $7.75 - $14.50     Acquired by the Retirement Plan
                         Common Stock
----------------------------------------------------------------------------------------------------
June 15, 1992            20,000 stock          $8.625 exercise    Grant of stock options
                           options                price
----------------------------------------------------------------------------------------------------
October 7, 1992       15,000 shares of        $1.875 exercise     Exercise of stock options
                         Common Stock             price
----------------------------------------------------------------------------------------------------
February 23, 1993     30,000 shares of        $1.75 exercise      Exercise of stock options
                         Common Stock             price
----------------------------------------------------------------------------------------------------
February 23, 1993      7,095 shares of           $11.375          Sale of Common Stock
                         Common Stock
----------------------------------------------------------------------------------------------------
July 1, 1993             50,000 stock         $7.875 exercise     Grant of stock options
                           options                price
----------------------------------------------------------------------------------------------------
Between June 1,          208 shares of              *             Acquired by the Retirement Plan
1993 and February        Common Stock
28, 1994
----------------------------------------------------------------------------------------------------



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
----------------------------------------------------------------------------------------------------
                           Amount of             Price per
Date of Transaction   Securities Involved      Share or Unit      Where and How Transaction Effected
-------------------   -------------------      -------------      ----------------------------------
----------------------------------------------------------------------------------------------------
May 23, 1994             50,000 stock        $5.625 exercise      Grant of stock options
                           options                price
----------------------------------------------------------------------------------------------------
June 1, 1994            4,030 shares of           $5.25           Purchase of Common Stock
                         Common Stock
----------------------------------------------------------------------------------------------------
Between March 1,         219 shares of              *             Acquired by the Retirement Plan
1994 & May 31, 1994      Common Stock
----------------------------------------------------------------------------------------------------
May 1, 1995            75,000 shares of      $2.917 exercise      Exercise of stock option
                         Common Stock             price
----------------------------------------------------------------------------------------------------
May 1, 1995            20,006 shares of          $10.875          Sale of Common Stock
                         Common Stock
----------------------------------------------------------------------------------------------------
May 26, 1995             75,000 stock             $8.625          Grant of stock options
                           options
----------------------------------------------------------------------------------------------------
Between June 1,         4,994 shares of             *             Acquired by the Retirement Plan
1994 & February 28,      Common Stock
1995
----------------------------------------------------------------------------------------------------
January 2, 1996        27,000 shares of      $2.333 exercise      Exercise of stock options
                         Common Stock             price
----------------------------------------------------------------------------------------------------
May 22, 1996             50,000 stock        $6.563 exercise      Grant of stock options
                           options                price
----------------------------------------------------------------------------------------------------
Between February        2,014 shares of             *             Acquired by the Retirement Plan
28, 1995 & May 31,       Common Stock
1996
----------------------------------------------------------------------------------------------------
Between February        1,785 shares of             *             Acquired by the Retirement Plan
28, 1996 & May 31,       Common Stock
1997
----------------------------------------------------------------------------------------------------
April 28, 1997           70,000 stock             $6.00           Grant of stock options
                           options
----------------------------------------------------------------------------------------------------
June 5, 1997           30,000 shares of      $5.75 exercise       Exercise of stock options
                         Common Stock             price
----------------------------------------------------------------------------------------------------
October 28, 1997       50,000 shares of      $5.625 exercise      Exercise of stock options
                         Common Stock             price
----------------------------------------------------------------------------------------------------

____________________
* Acquisition price per share of Common Stock unavailable.





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


     (d)   Not applicable.

     (e)   Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           See Item 4.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1   Offer to Purchase (incorporated by reference to Exhibit
                       (a)(1) to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission by IHF, Parent and Purchaser dated March 17, 1998 (the "Schedule 14D-1"))

           Exhibit 2 Supplement dated April 2, 1998, to Offer to Purchase dated March 17, 1998 (incorporated by reference to Exhibit (a)(9) to the Schedule 14D-1)

           Exhibit 3 Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1)

           Exhibit 4 Agreement and Plan of Merger dated March 10, 1998, among IHF, Parent, Purchaser and the Issuer (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1)

           Exhibit 5 Joint Press Release dated March 11, 1998 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1)

           Exhibit 6 Stockholder Agreement dated March 10, 1998, among Parent, Purchaser, the Issuer and the Reporting Person (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1)


           [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]










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


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         April 10, 1998
                                         -------------------------------------
                                         Date


                                         /s/ Glen S. Bolander
                                         -------------------------------------
                                         Signature


                                         Glen S. Bolander
                                         -------------------------------------
                                         Name














                                9 of 10 Pages

                               INDEX TO EXHIBITS



Exhibit Number  Description
--------------  ---------------------------------------------------------------
Exhibit 1 Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission by IHF, Parent and Purchaser dated March 17, 1998 (the "Schedule 14D-1")

Exhibit 2 Supplement dated April 2, 1998 to Offer to Purchase dated March 17, 1998 (incorporated by reference to Exhibit (a)(9) to the Schedule 14D-1)

Exhibit 3       Letter of Transmittal (incorporated by reference to Exhibit
                (a)(2) to the Schedule 14D-1)

Exhibit 4 Agreement and Plan of Merger dated March 10, 1998, among IHF, Parent, Purchaser and the Issuer (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1)

Exhibit 5 Joint Press Release dated March 11, 1998 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1)

Exhibit 6 Stockholder Agreement dated March 10, 1998, among Parent, Purchaser, the Issuer and the Reporting Person (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1)
















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